UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(AMENDMENT NO. 3)(1)

Command Security Corporation

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

20050L100

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,432,690
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,432,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,690
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,432,690
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,432,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,690
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP 20-0593276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,043,460
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,043,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC 20-8107048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,043,460
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,043,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20050L100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,432,690
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,432,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,690
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20050L100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 2,432,690
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 2,432,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,432,690
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20050L100

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock") of Command Security Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at Lexington Park, Lagrangeville, New York, 12540.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital LP.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual and a director of the Issuer, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC; the general partner of Trinad Capital LP a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vi)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager and member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a member of Trinad Advisors II, LLC; the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 20050L100

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the most recent Schedule 13D filing, Trinad Capital Master Fund, Ltd. used its working capital to purchase 75,000 shares of Common Stock on the open market. Shares of the Common Stock were originally acquired by Trinad Capital LP and in connection with a restructuring of the Trinad funds, Trinad Capital LP contributed all of its Common Stock in the Issuer to Trinad Capital Master Fund, Ltd.

Item 4. Purpose of Transaction.

All of the Common Stock was acquired for investment purposes only.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The percentages herein were calculated based on the 10,752,216 shares of the Issuer's common stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of August 9, 2007 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on August 14, 2007.

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,432,690 shares of the Common Stock, representing approximately 22.6% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC are deemed to have direct or indirect beneficial ownership of 2,432,690 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 22.6% of the Common Stock of the Issuer.

CUSIP No. 20050L100

Trinad Capital LP (as the owner of 84% of the shares of Trinad Capital Master Fund, Ltd. as of July31, 2007,) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 84% of the shares or 1,980,460 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 19.0% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

(b)

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf shared the power to direct the vote and disposition of the 2,432,690 shares of Common Stock.

(c)

Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days.

Date	Shares Acquired	Cost per Share

8/15/2007	75,000	$3.15

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

Except for the joint filing agreement, to the best knowledge of the reporting persons, there are no contracts, arrangements or understandings among the persons named in Item 2 and between such person and any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of August 27, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: August 27, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: August 27, 2007

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: August 27, 2007
TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: August 27, 2007
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: August 27, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: August 27, 2007

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT B
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: August 27, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: August 27, 2007

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC
a Delaware limited liability company
As its General Partner

By:  /s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: August 27, 2007
TRINAD ADVISORS II, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: August 27, 2007
By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: August 27, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: August 27, 2007